21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People’s Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

February 6, 2008

By EDGAR Transmission

Mr. Mark P. Shuman
Branch Chief - Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the above-referenced Registration Statement of China Public Security Technology, Inc. (the "Company"), and declare such Registration Statement effective at 1:00 p.m. (Eastern Time) on February 8, 2008, or as soon thereafter as practicable.

We acknowledge and agree that:

  should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff. acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, we are aware of our respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified the above-referenced Registration Statement. We have reviewed Rules 460 and 461 under the Securities Act regarding the request for acceleration of a registration statement, and we believe we are in compliance with those Rules.

Mark P. Shuman
February 6, 2008

We believe that our prospectus complies with the plain English principles set forth in the revisions to Rule 421 of Regulation C. Additionally, the Company and the management, who are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, are certain that they have provided all information investors require for an informed decision with respect to the registered securities.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.
.
By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer